Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-233822 and 333-233822-01

September 23, 2021

Kilroy Realty, L.P.

$450,000,000

2.650% Senior Notes due 2033

Guaranteed by

Kilroy Realty Corporation

This free writing prospectus relates only to the securities described below and should be read together with Kilroy Realty, L.P.’s and Kilroy Realty Corporation’s preliminary prospectus supplement dated September 23, 2021 (the “preliminary prospectus supplement”) and the accompanying prospectus dated September 18, 2019 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Kilroy Realty, L.P. (the “operating partnership”)

Guarantor:	Kilroy Realty Corporation (the “Company”)

Security:	2.650% Senior Notes due 2033

Aggregate Principal Amount Offered:	$450,000,000 aggregate principal amount

Maturity Date: Expected Ratings[1]:	November 15, 2033 Baa2 by Moody’s Investors Service, Inc. (stable outlook) BBB by S&P Global Ratings (stable outlook)

Interest Rate:	2.650% per year, accruing from October 7, 2021

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2022

Price to Public:	99.957% of the aggregate principal amount, plus accrued interest, if any

Yield to Maturity:	2.654%

Benchmark Treasury:	1.250% due August 15, 2031

Spread to Benchmark Treasury:	+125 basis points

Benchmark Treasury Yield:	1.404%

[1]

Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings are subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

Optional Redemption:	Prior to August 15, 2033 (the “Par Call Date”), make-whole redemption at the Treasury Rate (as defined) plus 20 basis points, plus accrued and unpaid interest. On and after the Par Call Date, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

Trade Date:	September 23, 2021

Settlement Date:	October 7, 2021 (T+10). See “Underwriting (Conflicts of Interest)—Delayed Settlement” in the preliminary prospectus supplement for information regarding T+10 settlement.

CUSIP:	49427R AR3

ISIN:	US49427RAR30

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC Barclays Capital Inc. BNP Paribas Securities Corp. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Citigroup Global Markets Inc. KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	BofA Securities, Inc. BNY Mellon Capital Markets, LLC Comerica Securities, Inc. PNC Capital Markets LLC Samuel A. Ramirez & Company, Inc.

Use of Proceeds:	The Company expects that the net proceeds from this offering will be approximately $445.8 million, after deducting the underwriting discount and its estimated expenses. The Company intends to allocate an amount equal to the net proceeds from this offering to Kilroy Oyster Point (Phase 1), an approximately 656,000 square foot office and life science development project located in South San Francisco, which the Company expects to receive LEED Gold certification and to qualify as an Eligible Green Project (as defined in the preliminary prospectus supplement). However, the Company may choose to allocate or re-allocate net proceeds from this offering, in whole or in part, to one or more other Eligible Green Projects. The net proceeds from this offering will be managed and applied as described in “Use of Proceeds—Management of Proceeds” in the preliminary prospectus supplement.

Pending the allocation of an amount equal to the net proceeds from this offering to Eligible Green Projects, the Company intends to use net proceeds from this offering to redeem or repay indebtedness and, to the extent not used for such purpose, for other general corporate purposes, and may also hold net proceeds in cash, cash equivalents and/or marketable securities. For additional information, see “Use of Proceeds” in the preliminary prospectus supplement. Such indebtedness to be redeemed or repaid is expected to include all $300.0 million aggregate principal amount (plus the make whole-whole redemption premium and accrued and unpaid interest) of the operating partnership’s outstanding 3.800% Senior Notes due 2023, which the operating partnership intends to redeem on or about October 25, 2021. In connection with such redemption, the Company expects to record a loss from early extinguishment of debt of approximately $13.8 million to consolidated net income and funds from operations in the fourth quarter of 2021.

Other:

The trustee under the indenture pursuant to which the notes will be issued is an affiliate of one of the underwriters.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member and one of the underwriters, is paying a referral fee to an affiliated entity, Comerica Bank.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority member, a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and related prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and related prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or J.P. Morgan Securities LLC collect at 1-212-834-4533.